Exhibit (a)(1)(J)

IMMEDIATE ATTENTION REQUESTED—MAY REQUIRE ACTION BEFORE 10/2/2013

LETTER TO BAKER 401(k) PLAN PARTICIPANTS

Concerning Instructions to the Plan Trustee Whether to Tender Shares of

MICHAEL BAKER CORPORATION

that are allocated to the participant’s account

at

$40.50 NET PER SHARE

for purchase by

CDL ACQUISITION CO. INC.

a direct wholly owned subsidiary of

INTEGRATED MISSION SOLUTIONS, LLC

September 9, 2013

To All Baker 401(k) Plan Participants:

Enclosed for your consideration are an Offer to Purchase, dated September 9, 2013 (the “Offer to Purchase”), and a related Letter of Transmittal in connection with the offer (the “Offer”) by CDL Acquisition Co. Inc. (“Purchaser”), a Pennsylvania corporation which is the successor by merger to Project Steel Merger Sub, Inc. and a direct wholly owned subsidiary of Integrated Mission Solutions, LLC (“IMS”), a Delaware limited liability company, to purchase each issued and outstanding share of common capital stock, par value $1.00 per share (the “Shares”), of Michael Baker Corporation (“Baker”), a Pennsylvania corporation, validly tendered and not validly withdrawn in the Offer for $40.50 net in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions of the Offer. Also enclosed is Baker’s Solicitation/Recommendation Statement on Schedule 14D-9.

The Impact of the Offer on the Baker 401(k) Plan.

The Baker 401(k) Plan (the “Plan”), not its individual participants, is the legal title owner of any Shares held by the Plan, including the Shares allocated to your account. While it is the Plan’s directed trustee, T. Rowe Price Trust Company (the “Trustee”), that will actually tender the Shares that are registered in the Plan’s name, as a participant you have a beneficial interest in the Shares in your account and you may direct the Trustee to tender these Shares pursuant to the Offer. Under the Plan you are designated as a named fiduciary under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and you are acting as such when you direct the Trustee whether to tender the Shares allocated to your account.

The Trustee will follow your instructions to the extent not inconsistent with its fiduciary duties under ERISA. If you do not provide instructions to the Trustee, then unless required by applicable law, Shares allocated to your account will not be tendered. If the Offer is completed, and the Shares allocated to your account are tendered pursuant to the Offer, Purchaser will pay to the Plan for your account an amount equal to $40.50 in exchange for each Share allocated to your account. Even if Shares allocated to your account are not tendered and the Offer is completed, it is anticipated that the Purchaser will be merged into Baker, and, absent exercise of dissenters rights by the Plan, the Plan will receive $40.50 for each Share allocated to your account. In that case, it is anticipated that tendering and non-tendering shareholders will receive payment at approximately the same time. The Trustee has been instructed by Baker to invest any such payments in the T. Rowe Price Retirement Date Fund with a date closest to the year in which you reach age 65. You will be sent under separate cover important information concerning that transaction, including a fund fact sheet.

VOLUNTARY CORPORATE ACTION COY: BKR MICHAEL BAKER 401(K) PLAN

You will be restricted from transactions in Baker Shares for a brief period of time in connection with the Offer. If the Offer is completed, Baker stock will no longer be offered as an investment option in the Plan. A notice about the transaction black-out and the fund change will be sent under separate cover.

If the Offer is not completed, then no payment will be made for Shares tendered, and your Plan account will remain invested in Baker Shares, subject to the terms of the Plan.

THE TRUSTEE MAKES NO RECOMMENDATION REGARDING THE OFFER. YOU MUST DECIDE WHETHER OR NOT TO TENDER THE SHARES HELD IN YOUR ACCOUNT.

How to Provide Instructions.

Please provide instruction concerning whether to tender Shares allocated to your Plan account using the instruction form on the last page of this letter. That instruction will apply to the number of Shares allocated to your account as of 10/3/2013. (The enclosed Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender the Shares allocated to your Plan account.) You should send the enclosed instruction form to Computershare Trust Company, N.A., as tabulation agent (the “Tabulation Agent”) c/o Voluntary Corporate Actions, PO Box 43011, Providence, Rhode Island 02940-3011, or by express or overnight delivery to the Tabulation Agent at Computershare Trust Company, N.A., c/o Voluntary Corporate Actions, 250 Royall Street, Suite V, Canton, Massachusetts 02021.

Unless the offer is extended, the Tabulation Agent must RECEIVE your instructions by close of business on October 2, 2013 in order for the Trustee to act upon them before the Offer deadline.

If the Shares allocated to your account are tendered pursuant to the Offer, the number of Shares so tendered will be based on the number of Shares you hold in your Plan account as of the close of business on October 3, 2013.

Your instructions and the instructions from other participants in the Plan will be tabulated and the Trustee will tender an aggregate amount of Shares. In order to protect the confidentiality of your instructions, neither the Trustee nor the Tabulation Agent under Agreement with Baker will provide Baker, Purchaser or IMS information as to whether you specifically instructed to tender your Shares.

AN ENVELOPE TO SEND YOUR INSTRUCTIONS TO THE TABULATION AGENT IS ENCLOSED. YOUR PROMPT ACTION IS REQUESTED.

If you have questions about the Offer, you may contact the Information Agent as described in the Offer to Purchase.

T. ROWE PRICE TRUST COMPANY

VOLUNTARY CORPORATE ACTION COY: BKR MICHAEL BAKER 401(K) PLAN